SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                               (AMENDMENT NO. 1)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                        Interstate Bakeries Corporation
 -----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, par value $.01
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    46072310
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                                 (CUSIP Number)

  J. M. Neville, Vice President, Secretary and General Counsel, Ralston Purina Company, Checkerboard Square, St. Louis, MO 63164 Telephone (314) 982-1266
-------------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               September 11, 1995
         -------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [  ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ralston Purina Company
     IRS Identification No. 43-0470580
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x] (See Item 2 of Schedule 13D)
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     OO
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [  ].

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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Missouri
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     Number of      7.   SOLE VOTING POWER
     Shares Bene-
     ficially Owned      16,923,077 (See Item 5 of Schedule 13D)
     by Each Reporting
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     Person With
8.   SHARED VOTING POWER

     -0-
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     16,923,077 (See Item 5 of Schedule 13D)
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     -0-
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     16,923,077 (See Item 5 of Schedule 13D)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
     [  ].
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
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1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     VCS Holding Company
     IRS Identification No. 43-1379066
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     (a) [x] (See Item 2 of Schedule 13D)
--------------------------------------------------------------------------------
3.   SEC USE ONLY

--------------------------------------------------------------------------------
4.   SOURCE OF FUNDS

     OO
--------------------------------------------------------------------------------
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)
     [  ].

--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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     Number of      7.   SOLE VOTING POWER
     Shares Bene-
     ficially Owned      16,923,077 (See Item 5 of Schedule 13D)
     by Each Reporting
--------------------------------------------------------------------------------
     Person With    8.   SHARED VOTING POWER

                    -0-
--------------------------------------------------------------------------------
9.   SOLE DISPOSITIVE POWER

     16,923,077 (See Item 5 of Schedule 13D)
--------------------------------------------------------------------------------
10.  SHARED DISPOSITIVE POWER

     -0-
--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

     16,923,077 (See Item 5 of Schedule 13D)
--------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES
     [  ].
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     46.3%
--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

     CO
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                           RALSTON PURINA COMPANY AND
                              VCS HOLDING COMPANY
                   Statement pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934
                        -------------------------------


Item 1.  Security and Issuer.
         -------------------

     Item to Schedule 13D is amended, in pertinent part, as follows:

     This Amendment No. 1 to Schedule 13D on Interstate Bakeries Corporation is being filed on behalf of the undersigned to amend the Schedule 13D, (the `Schedule 13D'') which was originally filed on July 31, 1995. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

     Item to Schedule 13D is amended, in pertinent part, as follows:

     Mr. W. P. Stiritz, Chairman of the Board and Chief Executive Officer of Ralston, purchased 139,600 shares of Common Stock of the Issuer in a margin account in open market transactions described in Item 5.
     Mrs. Susan Stiritz, wife of W. P. Stiritz, purchased 17,800 shares of Common Stock of the Issuer in a margin account in open market transactions described in Item 5.
     Mr. J. M. Neville, Vice President, General Counsel and Secretary of Ralston, purchased 200 shares of Common Stock of the Issuer in an open market transaction described in Item 5.
     Mr. J. H. Biggs, Director of Ralston, purchased 5,000 shares of Common Stock of the Issuer in an open market transaction described in Item 5.
     Mr. J. R. Elsesser, Vice President and Chief Financial Officer of Ralston,
purchased     shares of Common Stock of the Issuer in an
          ---                                            ---------------
transaction described in Item 5.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

     Item to Schedule 13D is amended, in pertinent part, as follows:

     Mr. Stiritz directly owns 156,400 shares of the outstanding Common Stock of the Issuer. He purchased 139,600 of such shares in a margin account in open market transactions as follows:
     20,000 shares on August 7, 1995 at an average price of $19.00 per share; 16,000 shares on August 8, 1995 at an average price of $18.8593 per share; 1,700 shares on August 9, 1995 at an average price of $18.7132 per share; 20,000 shares on August 10, 1995 at an average price of $19.00 per share; 5,800 shares on August 11, 1995 at an average price of $18.75 per share; 17,500 shares on August 14, 1995 at an average price of $18.99 per share; 1,300 shares on August 18, 1995 at an average price of $19.00 per share; 50,100 shares on August 28, 1995 at an average price of $19.375 per share; 1,000 shares on August 29, 1995 at an average price of $19.125 per share; 4,400 shares on August 30, 1995 at an average price of $19.25 per share; 200 shares on August 30, 1995 at an average price of $19.25 per share; 1,500 shares on August 31, 1995 at an average price of $19.375 per share; and 100 shares on August 31, 1995 at an average price of $19.50 per share. This amount includes 300 shares held for a child. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.


     Mrs. Susan Stiritz directly owns 17,800 shares of the outstanding Common Stock of the Issuer. She purchased such shares in a margin account in open market transactions as follows: 3,500 shares on August 22, 1995 at an average price of $19.375 per share; and 14,300 shares on August 24, 1995 at an average price of $19.2124 per share. Mr. Stiritz has indirect power to vote or direct the vote and indirect power to dispose or direct the disposition of such shares.
     Mr. Neville directly owns 200 shares of the outstanding Common Stock of the Issuer. He purchased such shares in an open market transaction as follows: 200 shares on August 7, 1995 at an average price of $18.75 per share. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.
     Mr. Biggs directly owns 5,000 shares of the outstanding Common Stock of the Issuer. He purchased such shares in an open market transaction as follows:
5,000 shares on July 31, 1995 at an average price of $19.25. He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.
     Mr. Elsesser directly owns       shares of the outstanding Common Stock of
                                -----
the Issuer.  He purchased such shares in an                  transaction as
                                            ----------------
follows:            shares on September    , 1995 at an average price of $   .
          ---------                     ---                               ---
He has sole power to vote or direct the vote and sole power to dispose or direct the disposition of such shares.

Signature
---------

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct. The undersigned hereby agree that this Statement is filed on behalf of each of Ralston and VCS.

Dated September 11, 1995

                         RALSTON PURINA COMPANY




                         By:   James M. Neville
                         ---------------------------------------
                         Name: James M. Neville
                         Title:   Vice President

                         VCS HOLDING COMPANY



                         By:    James R. Elsesser
                         ---------------------------------------
                         Name: James R. Elsesser
                         Title:   Chief Executive Officer and President



                                                                 APPENDIX I
                             RALSTON PURINA COMPANY
                             ----------------------


     Set forth below with respect to each director and executive officer of Ralston Purina Company (`Ralston'') are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not Ralston) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her.
The reporting persons believe that the information regarding Stock ownership set forth below is correct as of September 11, 1995. It will be updated when amendments to this Schedule 13D are filed.

                               EXECUTIVE OFFICERS
                               ------------------


R. W. Bracken:  (a) see above; (b) Vice President of Ralston; (c) none.

J. W. Brown: (a) see above; (b) Vice President of Ralston; and Chief Executive Officer and President, Protein Technologies International, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston; (c) See Item 5.

P. C. Mannix: (a) see above; (b) Vice President of Ralston; and President of the Specialty Business of Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

W. P. McGinnis: (a) see above; (b) Vice President of Ralston; and President and Chief Executive Officer, Pet Products Group (a division of Ralston); (c) none.

G. L. Meffert, Jr.: (a) see above; (b) Vice President of Ralston; and President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. P. Mulcahy: (a) see above; (b) Vice President of Ralston; and Chairman of the Board, Chief Executive Officer and President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston); (c) none.

J. M. Neville: (a) see above; (b) Vice President, General Counsel and Secretary of Ralston; (c) See Item 5.

A. M. Wray: (a) see above; (b) Vice President and Controller of Ralston; (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston; (c) none.
                                   DIRECTORS
                                   ---------


David R. Banks:  (a) 5111 Rogers Avenue, Suite 40A, Ft. Smith, Arkansas 92919;
     (b) Chairman, President and Chief Executive Officer of Beverly Enterprises, Inc.; (c) none.

John H. Biggs:  (a) 730 Third Avenue, New York, New York 10017; (b) Chairman and
     Chief Executive Officer of TIAA-CREF; (c) See Item 5.



                                                       APPENDIX I continued

Donald Danforth, Jr.:  (a) Suite 330, 700 Corporate Park Drive, St. Louis,
     Missouri 63105; (b) President of Danforth Agri-Resources; (c) none.

William H. Danforth:  (a) Campus Box 1044, 7425 Forsyth Boulevard, Suite 262,
     Clayton, Missouri 63105; (b) Chairman of the Board of Washington University; (c) none.

David C. Farrell: (a) 611 Olive Street, St. Louis, Missouri 63101; (b) Chairman of the Board and Chief Executive Officer of The May Department Stores Company; (c) none.

M. Darrell Ingram: (a) 44 Tiburon Drive, Austin, Texas 78738; (b) Retired President and Chief Executive Officer of Petrolite Corporation; (c) none.

Richard A. Liddy:  (a) 700 Market Street, St. Louis, MO 63101; (b) Chairman,
     President and Chief Executive      Officer of General American Life
     Insurance Company; (c) none

John F. McDonnell: (a) P. O. Box 516, St. Louis, Missouri 63166; (b) Chairman of the Board of McDonnell Douglas Corporation; (c) none.

Katherine D. Ortega:  (a) 800 25th Street, N.W. #1003, Washington, D.C. 20037;
     (b) Former Alternate     Representative of the United States to the 45th
     General Assembly of the United Nations; (c) none.

W. P. Stiritz: (a) see above; (b) Chairman of the Board, Chief Executive Officer and President of Ralston;
     (c) See Item 5.
                                                       APPENDIX I continued

                              VCS HOLDING COMPANY
                              -------------------


     Set forth below with respect to each director and executive officer of VCS Holding Company (`VCS'') are his or her name and (a) his or her business address (unless another address is set forth, the business address of each person is Checkerboard Square, St. Louis, Missouri 63164); (b) his or her present principal employment or occupation and the name and (if not VCS) principal business of any corporation or other organization in which such employment or occupation is carried on and the address of such corporation or other organization (which, unless another address is set forth, is the same as the business address set forth for such person); and (c) the number of shares of the Common Stock of the Issuer beneficially owned by him or her. The reporting persons believe that the information regarding Stock ownership set forth below is correct as of September 11, 1995. It will be updated when amendments to this
Schedule 13D are filed.


                               EXECUTIVE OFFICERS
                               ------------------


J. R. Elsesser, Chief Executive Officer and President: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) See
     Item 5.

P. C. Fulweiler, Vice President: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.

J. P. Mulcahy, Vice President: (a) see above; (b) Vice President of Ralston Purina Company; and Chairman of the Board, Chief Executive Officer and President, Eveready Battery Company, Inc. (a wholly owned subsidiary of Ralston Purina Company); (c) none.

T. L. Grosch, Secretary: (a) see above; (b) Senior Legal Counsel, Ralston Purina Company; (c) none.

M. J. Costello, Vice President and Assistant Secretary: (a) see above; (b) International Counsel, Ralston Purina International, Inc. (a division of Ralston Purina Company); (c) none.

R. D. Winney:  (a) see above; (b) Treasurer of Ralston Purina Company; (c) none.

                                   DIRECTORS
                                   ---------


J. R. Elsesser: (a) see above; (b) Vice President and Chief Financial Officer of Ralston Purina Company; (c) See Item 5.

P. C. Fulweiler: (a) 222 Delaware Avenue, 17th Floor, Wilmington, Delaware 19801; (b) Vice President and Department Manager, Corporate Financial Services of PNC Bank; (c) none.